Exhibit 99.1: Interim Report followed by Non-Consolidated Statements
INTERIM REPORT
(For the 40th Fiscal Year: From January 1, 2007 to June 30, 2007)
THIS IS A SUMMARY OF THE INTERIM REPORT IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS INTERIM REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

INTERIM REPORT
(For the Interim in 40th Fiscal Year: From January 1, 2007 to June 30, 2007)

To:	Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the INTERIM REPORT for the Interim in the 40th Fiscal Year in accordance with the item 3 of Article 186 of the Securities & Exchange Law.

Ku-Taek Lee CEO and Representative Director POSCO 1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea Tel) 82-54-220-0114

Dong-Hee Lee Chief Financial and Accounting Officer Senior Executive Vice President POSCO Tel) 82-2-3457-0074

CONTENTS
Chapter
I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

Attachment Auditor’s Review Report

I. Overview
1.	Purpose of the Company
A.	Businesses engaged in by the Company

Items		Details

a.	To manufacture, market, promote, sell and distribute iron, steel and rolled products

b.	To engage in harbor loading and unloading, transportation and warehousing businesses

c.	To engage in the management of professional athletic organizations	No engagement in this business during the first half of this year

d.	To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof and in the resources development business thereof and in the resource development business	No engagement in this business during the first half of this year

e.	To engage in leasing of real estate and distribution businesses

f.	To engage in the supply of district heating business

g.	To engage in marine transportation, processing and sales of minerals within or outside of Korea

h.	To engage in educational service and other services related to business

i.	To engage in manufacture, process and sale of non-ferrous metal

j.	To engage in all other conducts, activities or businesses related, directly or indirectly to the attainment and continuation ofthe aforementioned purposes.

B.	Businesses engaged by the subsidiaries and affiliates

Items	Details

Pohang Coated Steel : Manufacturing and sales of coated steel sheets

POSCO Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO E&C : Construction and engineering

POS A.C. Architects & Engineering : Construction design, Construction Management

POSCO Steel Service & Sales Co.,Ltd : Steel product sales and general trading

Items	Details

POSDATA : Information and communication service

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting etc

POSTECH Technology Capital Co. : Finance for New Technology

POSCO Terminal Co., Ltd : Marine logistics Services, Warehousing business

POSMATE Co., Ltd. : Leasing & Management of real estate

Samjung P&A Co., Ltd : Product packing, Manufacturing and Sales of Aluminum

POSCO Power Corporation : Generation of Electricity etc

Postech Energy Fund: Investment Business of New Technology

Metapolis Co.,Ltd: Real estate Development

•	The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.

—	Criteria:
(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.
•	Change of the company name: Changwon Specialty Steel Co.→ POSCO Specialty Steel Co.(Feb. 2007)
•	Change in the subsidiaries and affiliates after 1H 2007 fiscal year
—	Addition of an affiliated company: POSCORE Co., Ltd (to manufacture and sell electric motors, generators and electronic products)
C.	Businesses the company plans to engage in

[None]
2.	Business Organization
A.	Highlights of the Company’s Business Organization
(1)	Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates Seven overseas offices (Kuala Lumpur, Jakarta, Dubai, Prague, European Union, Rio de Janeiro, Mexico) for the purpose of supporting international business
(d)	Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established

April 1, 1970	1st stage construction of Pohang Works began

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

October 9, 1992	Election of Hwang Kyung-Ro as Chief Executive Officer

March 12, 1993	Election of Chung, Myung-Sik as Chief Executive Officer

December 9, 1993	ISO 9002 certification acquired

March 8,1994	Election of Kim, Mahn-Je as Chief Executive Officer

October 14, 1994	New York Stock Exchange (NYSE) listing

October 27, 1995	London Stock Exchange(LSE) listing

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

March 17, 1998	Election of Yoo, Sang-Boo as Chief Executive Officer

March 31, 1999	Completed construction of #5 Blast Furnace (28.0million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

March 14,2003	Election of Lee, Ku-Taek as Chief Executive Officer

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

November 7, 2003	Establishment of POSCO-China

August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)

October 15, 2004	Establishment of POSCO-JAPAN

July 4, 2005	Completion of Gwangyang LNG Terminal

August 25, 2005	Establishment of POSCO-India Private Limited

September 2, 2005	Completion of the Gwangyang No. 5 CGL(annual production capacity of 0.45million ton)-MCL(annual production capacity of 0.25million ton)

September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)

September 21, 2005	Completion of TWB No.5,6 Line (Annual Production Capacity of 5.5million sheets)

October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul

November 22, 2005	Tokyo Stock Exchange(TSE) listing

June 30, 2006	Completion of the Gwangyang No. 6 Continuous Galvanizing Line(CGL) (Capacity for Automotive Flat Products of 6.5million)

August 23, 2006	Expansion of the Gwangyang TWB(Tailor Welded Blanks)

November 22, 2006	Completion of integrated stainless steel mill in Zhangjiagang, China (annual production capacity of 0.8million ton)

February 23, 2007	Re-election of Lee, Ku-Taek as Chief Executive Officer

March 30, 2007	Declaration of POSCO Vision for realizing ‘Global POSCO WAY-Creating Another Success Story’)

May 23, 2007	Signing MOU with Vinashine to review the business for the construction of the integrated steel mill in Vietnam

May 30, 2007	Completion of Commercialized No.1 FINEX Plant (production capacity of 1.5million ton/yr)

July 27, 2007	Completion of Magnesium sheet plant (production capacity of 3,000 ton/yr)

August 1, 2007	Starting Construction of CR Mill in Vietnam (production capacity of 1.2million ton/yr)
(e)	Changes in the largest shareholder
•	From ‘SK Telecom’ to ‘National Pension Corporation’

•	Date of Disclosure: January 30, 2007

•	Others: Refer to the disclosure of the change of the largest shareholder (January 30/July 27, 2007)

(f)	Changes of Business Purposes
•	1984: Harbor loading & unloading transportation and warehouse businesses Management of professional athletic organizations

•	1992: Scientific agriculture and its spread added to business purposes

•	1994: Real estate leasing and distribution added to business purposes

•	1995: ‘Scientific agriculture and its spread’ deleted from business purposes. ‘Supply of LNG and power generation and as well as in the distribution’ added to business purposes

•	2001: Supply of district heating business added to business purposes

•	2002: Marine transportation processing and sales of minerals within or outside Korea added to business purposes.

•	2006: Educational service and other services related to business added to business purposes.

•	2007: ‘Manufacture, process and sale of non-ferrous metal’ and ‘Resources development business’ added to business purposes
(2)	Change of the Company Name
•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)
(3)	Merger, Acquisition and Handover of Businesses
[None]
(4)	Major Changes in Production Facilities
—	May 2007: Completion of Commercialized No.1 FINEX Plant (production capacity of 1.5million ton/yr) [Refer to II. Business, 3. Production and Facilities, A. Production Capacity]
(5)	Important Developments Related with Business Operation
[Refer to II. Business, 1. Current Situation of POSCO, Current Situation and Prospect of New Business]
B.	POSCO Business Group
(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, Pohang Coated Steel, POSDATA, POSREC, Samjung P&A Co.Ltd ,Seung Kwang, POS-AC, POSCO E&C, POSCO Research Institute, POSCON, POSCO Steel Service & Sales Co.Ltd, POSCO

Specialty Steel, POSCO Machinery Engineering, POSCO Machinery Co., POSCO Terminal Co. Ltd., POSTECH Capital Co., MetapolisCo. Ltd., POSMATE Co., Ltd., POSCO Power Corporation, SNNC Co., Ltd. PHP, POSBRO, Suwon Green Environment Ltd.
•	Addition of an affiliated company: POSBRO(January 2007), PHP(February 2007), Suwon Green Environment Ltd. (March 2007)

•	Disaffiliation of an affiliated company: Seomyeon Development Co. Ltd.(February, 2007)

•	Change in companies belonging to large business groups after 1H 2007 fiscal year
—	Addition of an affiliated company: POSCORE Co., Ltd. (August 2007)
(3)	Related laws and regulations
—	POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies.(only applied to its domestic subsidiaries and affiliates)
Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Limitation of Voting Rights of Finance or Insurance Companies (Article11 of the Monopoly Regulation and Fair Trade Act)

d.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

e.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
3.	Equity Capital
A.	New Issuance of Registered Form Common Stock with Face Value of Won 5,000
•	No new issuance of registered form Common Stock in recent three years.
B.	Convertible Bonds

[None]

C.	Bonds with Warrant

[None]

4.	Other information regarding Shares
A.	Total Number of Shares

(As of June 30, 2007)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835
☐	Par value: Won 5,000 per share
•	Change in treasury stock holding and cancellation after 1H 2007 fiscal year
—	Stock Repurchase in the Special Money Trust (July 1 ~ August 13, 2007): 156,464 shares
B.	Outstanding Shares

		(As of June 30, 2007)
Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175
•	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) are not the same because of stock cancellation
C.	Treasury Stock Holding and Cancellation
(1)	Treasury Stock Holding and Cancellation

				(Shares, As of June 30, 2007)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,022,466	2,615,605	—	—	9,638,071
Special Money Trust		2,571,427	32,911	872,000	—	1,732,338
Total		9,593,893	2,648,516	872,000	—	11,370,409
•	Change in treasury stock holding and cancellation after 1H 2007 fiscal year
—	Stock Repurchase in the Special Money Trust (July 1 ~ August 13, 2007): 156,464 shares
(2)	Stock Cancellations by profit
[None]
(3)	Treasury Stock purchased under the Special Money Trust Contract

				(Unit :KRW)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000
•	Renewal of Treasury Stock Special Money Trust Contract (October 20, 2006)
—	Hana Bank

—	Contract period: Nov. 5, 2006 ~ Nov. 4 2007

—	Contract amount: 195,531 million won

•	Renewal of Treasury Stock Special Money Trust Contract (April 26, 2007)

—	NongHyup, ShinHan Bank, DaeGu Bank

—	Contract period: May 12, 2007 ~ May 11, 2008

—	Contract amount: 454,820 million won
D.	Shares held by ESOA (Employee Stock Ownership Association)

	(Shares, As of June 30, 2007)
Type	Beginning	Balance
Registered Common	4,170,707	3,974,367
Total	4,170,707	3,974,367
E.	Voting Rights

	(Shares, As of June 30, 2007)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	*11,370,409	Treasury Stock
3. Shares with voting rights	75,816,426
•	Change in treasury stock holding and cancellation after 1H 2007 fiscal year
—	Stock Repurchase in the Special Money Trust (July 1 ~ August 13, 2007): 156,464 shares
F.	Earnings and Dividend for The Past Three Fiscal Years

		(Unit: Million Won)
	The 1H 40th	The 39th	The 38th
Net Profit	2,095,228	3,206,605	3,994,565
EPS (Won)	27,463	40,748	50,438
Profit available for dividend	—	17,133,466	14,907,552
Cash Dividend Paid	—	621,119	638,445
Pay-out Ratio	—	19.4%	16.0%
Dividend per share (Won)	2,500	8,000	8,000
Dividend Yield	—	2.56%	3.87%
•	Change in Earnings and Dividend after 1H 2007 fiscal year
—	July 20, 2007: Resolution of Interim Cash Dividend (KRW 2,500/share)

II. Business (Manufacturing)

1.	Current Situation of POSCO
(1)	Market Share

					(Unit: million tons, %)
	Annual for		Annual for		Annual for
	the 1H 40th Fiscal Year		the 39th Fiscal Year		the 38th Fiscal Year
Category	(2007.1H)	Market share	(2006)	Market share	(2005)	Market share
Crude steel production	25.7	100	48.4	100	47.8	100
POSCO	15.4	60	30.1	62	30.5	64
Others	10.3	40	18.3	38	17.3	36
(2)	Characteristics of the Steel Market
—	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

—	Domestic sales represented 70% and export sales represented 30% of our total sales volume. (Major Export markets: China, Japan and east south Asia).

—	The company also maintains a made-to-order supply system and 70% level of direct transaction based on actual demand to secure stable business operation.
(3)	Current Situation and Prospect of New Businesses
°	Establishment of Steelworks in India

—	POSCO entered into a Memorandum of Understanding with Government of Orissa on 22nd of June, 2005 to construct an integrated steelworks and infrastructure necessary for the integrated steelworks and to develop iron ore captive mines.

—	Establishment of POSCO-India Private Limited (’05.8.25)

—	Purchasing 1,135 acre gov’t land in principle approval of SEZ by central government (`06.9)

—	Equity participation on railroad construction project (`06.10)

—	Prospecting licence applied, approved and recommended to central government (`06.12)

—	Announcement of the support by central and local government (`07.4)

—	Central government’s approval of environment impact assessment for port construction (`07.4)

—	Central government’s approval of environment impact assessment for steel mil construction (`07.7)

2.	Key Products and Raw Materials
A.	Current Situation of Key Products

(Unit: one hundred million won)
Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.		42,872 (37%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		41,615 (36%)
		STS	Silverware, steel pipe, etc	POSCO	29,295 (26%)
	Others	Byproducts, etc.	Raw material for cement, etc.		1,502 ( 1%)
	Sales Discount				- 128(-0%)
Total					115,156 (100%)
B.	Price Trends of Key Products

				(Unit: thousand won/ton)
		Annual for the 1H 40th	Annual for the 39th	Annual for the 38th
		Fiscal Year	Fiscal Year	Fiscal Year
Items		(Jan. 1~June 30, 2007)	(Jan. 1~Dec.31, 2006)	(Jan. 1~Dec.31, 2005)
Hot-rolled Product	Domestic	560	553	610
	Export	564	515	611
Cold-rolled Product	Domestic	664	645	719
	Export	662	607	728
(1)	Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight
(2)	Factors of Price Fluctuations
•	Increase in domestic prices and export prices in tune with rising international price tendency.

C.	Current Situation of Major Raw Materials

(Unit: million won)
Business area	Type of purchase	Item	Specific use	Purchase amount (portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	1,316,571 (22.9%)	BHPB of Australia, Rio Tinto, CVRD of Brazil

		Coal	Coking coal: Heat source for blast furnaces, Redundant Smokeless coal: Sintering fuel	1,099,412 (19.2%)	BMA of Australia, Rio Tinto, EVCC of Canada

		Iron materials	Iron material for steelmaking	189,710 (3.3%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	2,362,008 (41.2%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw materials	Sub materials for ironmaking, steelmaking	673,623 (11.7%)	Alloy iron, Nonferrous metal, Claus etc.

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	98,262 (1.7%)	Limestone, manganese, fluorite
Total				5,739,586
D.	Price Trends of Key Materials

			(Unit: won/ton )
Category	The 1H 40th Fiscal Year	The 39th Fiscal Year	The 38th Fiscal Year
Iron ore	58,000	54,000	46,000
Coal	100,000	109,000	117,000
Scrap iron	298,000	248,000	291,000
Nickel	40,313,000	21,227,000	15,795,000
(1)	Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2)	Key Factors in Price Fluctuations
A.	Iron ore

	(2005)		(2006)		(2007.1H)

Trend of purchase price (CFR):	$45/ton	à	$55/ton	à	$61/ton
B.	Coal

	(2005)		(2006)		(2007.1H)

Trend of purchase price (CFR):	$114/ton	à	$111/ton	à	$105/ton
C.	Scrap iron

	(2005)		(2006)		(2007.1H)

Trend of purchase price (CIF):	$275/ton	à	$254/ton	à	$308.9/ton
D.	Nickel

	(2005)		(2006)		(2007.1H)

Trend of LME price (CIF):	$15,230/ton	à	U$21,654/ton	à	U$42,451/ton

3.	Production and Facilities
A.	Production capacity

		(Unit : Thousand Ton)
Items	The 1H 40thFiscal Year	The 39th Fiscal Year	The 38th Fiscal Year
Pohang Works	6,650	13,300	13,300
Gwangyang Works	8,350	16,700	16,700
Total	15,000	30,000	30,000
B.	Production and Capacity Utilization Rate
(1)	Production

			(Unit : Thousand Ton)
Items		The 1H 40th FY	The 39th FY	The 38th FY
Crude Steel	Pohang	6,641	12,600	13,357
	Gwangyang	8,729	17,453	17,188
Subtotal		15,370	30,053	30,545
HR Products	Pohang	1,617	2,513	3,069
	Gwangyang	2,385	6,255	6,696
CR Products	Pohang	518	1,113	1,215
	Gwangyang	2,221	4,484	4,685
Coated Steel	Pohang	182	442	366
	Gwangyang	1,850	3,145	2,750
PO	Gwangyang	1,076	1,729	1,735
Electrical Steel	Pohang	445	668	748
Plate	Pohang	1,923	3,635	3,236
Wire Rod	Pohang	998	1,853	1,977
STS	Pohang	916	1,899	1,900
Others	Pohang	216	486	495
	Gwangyang	443	682	623
Total Products		14,790	28,904	29,495
Pohang		6,815	12,609	13,006
Gwangyang		7,975	16,295	16,489
(2)	Capacity Utilization Rate for 1H 2007 in terms of Crude Steel Production

		(Unit : Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	6,650	6,641	99.9%
Gwangyang Works	8,350	8,729	104.5%
Total	15,000	15,370	102.5%
—	Utilization Rate = Production/ Production Capacity.

C.	Production Facilities
(1)	Book Value of Fixed Assets

						(Unit : Million Won)
Items		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Pohang	Land	385,621	—	☐95	—	385,526
	Building	980,762	187,737	☐1,924	36,828	1,129,747
	Structures	506,831	244,235	☐3,235	23,356	724,475
	Machinery & Equipment	3,282,912	1,235,888	☐59,278	360,134	4,099,388
	Vehicles	30,834	6,786	☐5,709	5,475	26,436
	Tools and Fixtures	14,127	3,334	☐1,498	3,610	12,353
	Furniture & Others	33,456	4,884	☐2,199	5,846	30,295
	Financial Lease Assets	—	11,466	—	318	11,148

Gwangyang	Land	466,730	—	—	—	466,730
	Building	867,967	14,889	Δ928	40,283	841,645
	Structures	749,723	9,132	Δ125	30,034	728,696
	Machinery & Equipment	2,311,831	347,506	Δ39,559	261,363	2,358,415
	Vehicles	1,810	40	Δ21	710	1,119
	Tools and Fixtures	13,580	1,759	Δ540	3,503	11,296
	Furniture & Others	8,440	2,156	Δ774	1,783	8,039
(2)	Major Capital Expenditures
(a)	Investments under construction

				(Unit : Hundred Million Won)
Items	Date	Project	Total Investment	Invested Amount (this half -year)	Amount to be invested
	’05.10~’07.12	P)Expansion COKE plant	2,780	2,238 (856)	542
	’06.09~’07.12	G)#2 Steel Making Dephosphorization furnace	1,949	1,111 (824)	838
Expansion	’05.11~’07.12	G)#1~4 Sinter Plant Sox, Nox Reducing facility	1,770	1,681 (668)	89
	’06.05~’08.01	P)Installation of #2 Extremely Thick Heavy Plate production facility	1,148	415 (307)	733
	’05.12~’07.08	P)Installation #3 Plate heat treatment Furnace	1,106	1,016 (707)	90
	’05.05~’07.07	P)2nd Repair of #3 blast furnace	2,511	2,494 (65)	17

	’05.06~’07.12	G)Rationalization #3 Hot Strip	2,262	1,090 (158)	1,172
Rationalization /Replacement	‘06.09~’07.12	G)1st repair of #3 blast furnace	1,423	332 (44)	1,091
	‘06.11~’07.12	P)Automation of moving machinery in COKE plant	1,009	619 (460)	390
	’06.09~’07.12	G)Rationalization of #2 CGL	612	267 (159)	345
Others			32,310	8,395 (3,309)	23,915
Total			48,880	19,658 (7,557)	29,222

(b)	Planned investments

			(Unit : Hundred Million Won)
		Planned investments
Location	Project	The 40th FY	The 41st FY	The 42nd FY
	Installation of New Steel Making Line(Continuous Casting)	304	245	3,106
	Installation of New Steel Making Line(Oxygen)	62	490	498
Pohang	Installation of New Steel Making Line(Billet)	—	92	185
	Others	13,367	14,752	15,637
	Subtotal	13,733	15,579	19,426

	1st Repair of #4 blast furnace	233	757	935
	Replacement of #1 HR old facilities	—	311	1,084
Gwangyang	Capacity Improvement of #3 Coated 2nd EGL	84	—	—
	Others	10,690	12,130	9,822
	Subtotal	11,007	13,198	11,841
	Total	24,740	28,777	31,267
☐	Planned Investments include Investments under Construction

•	Change in Planned Investments after 1H 2007 fiscal year
—	Investment Decision on New Facilities
°	Improvement of Plate Production Capacity (`08.8~`10.7)

°	Improvement of EAF in Mini Mill and Development of CEM Process (`08.4~`09.1)

4.	Sales
A.	Breakdown of Steel Product Sales

			(Unit: Hundred Million Won)
		The 1H 40th FY	The 1H 39th FY	The 39th FY
Items		(`07.1.1~6.30)	(`06.1.1~6.30)	(`06.1.1~12.31)
	Domestic	33,764	33,268	67,119
Hot Rolled Products	Export	9,108	7,779	16,012
	Total	42,872	41,047	83,131

	Domestic	24,683	20,785	43,673
Cold Rolled Products	Export	16,932	12,761	28,250
	Total	41,615	33,546	71,923

	Domestic	20,032	9,462	24,446
Stainless Steel	Export	9,263	8,236	18,546
	Total	29,295	17,698	42,992

	Domestic	1,499	1,158	2,587
Others	Export	3	4	8
	Total	1,502	1,162	2,595

	Domestic	79,978	64,673	137,825
Subtotal	Export	35,306	28,780	62,816
	Total	115,284	93,453	200,641

Discount		Δ128	Δ92	Δ207
Total		115,156	93,361	200,434
B.	Marketing organization, channel and strategy
(1)	Organization
Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Plate Products Sales SCM Dept., Coated Steel Sales Dept., Electrical Steel Sales Dept., Stainless Steel Division, Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.
• Market Development Dept. → Market Development Group (July 20)
(2)	Sales Channel
i)	Direct sales : POSCO sells directly to its customers

ii)	Indirect Sales
—	Domestic market : Sales agents, e-sales or POSTEEL

—	Overseas Market : General Trading Companies
(3)	Sales Condition

—	Domestic Sales : Credit sales based on production to order or cash
—	Export Sales : Sales based on irrevocable Letter of Credit, Documents against Payments(D/P), Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
(4)	Sales strategies
°	Reinforcement of global marketing
—	Raise partnership with core customers

—	Coordinate functions and roles of sales channel

—	Reinforce market forecasting & corresponding power
°	Promotion of Strategic Products
—	Extension of Strategic Products and Core Strategic Products Sales

—	Extension of development of High value steel new demand and Sales
°	Enhancement of cost-competitiveness
—	Setting up an optimal distribution system and improving service

—	Enhance productivity and efficiency of inventory management

5.	Related to the Derivatives
A.	Currency Forward Contracts

(Unit: Million)
Contracted
Counterparty	Sell	Buy	Exchange rate	Expiration
BNP Paribas	~~W~~79,180	JP¥10,000	☐7.918 : JP¥1	`07.5.9~`07.12.31
HSBC	~~W~~79,163	JP¥10,000	☐7.9163: JP¥1	`07.5.9~`07.12.31
CALYON	~~W~~79,080	JP¥10,000	☐7.908: JP¥1	`07.5.10~`07.12.31

☐	The above transactions are for hedging the yen-denominated debts.
B.	Nickel Future Contracts
[None]

6.	Important contracts
•	Refer to 6-K other important facts
•	Changes in important contracts after 1H 2007 fiscal year (July 26, 2007)
°	Agreement with Cockatoo Coal Limited
—	POSCO Australia Pty Limited (POSCO Australia, ‘POSA’) and Cockatoo Coal Limited (‘Cockatoo’) have reached an agreement under which POSA will hold a 19.99% interest in the Cockatoo for 25 million Australian dollar.

7.	Research & Development
A.	R & D Organization

	Organization	Staff
In-house	Technology Development Dept.	90
	Environment & Energy Dept.	16
	Technical Research Laboratories	683
Independent	Research Institute of Industrial Science and Technology	367
	POSTECH	822
B.	R&D Expenses

	(Unit: Million Won)
	The 1H 40th FY	The 39th FY	The 38th FY
Raw Materials	20,457	42,234	82,575
Labor cost	18,648	34,261	32,585
Depreciation	16,475	28,059	15,891
Subcontract	49,805	93,068	94,682
Other Expense	42,078	57,889	69,443
Total	147,463	255,511	295,176
(R&D/Sales Ratio)*100	1.3%	1.3%	1.4%
8.	Other information for investment decision making
A.	Funding from domestic market

	(Unit: Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	45,100	400,000 (200,000)	245,100
Banks	—	400,000 (200,000)	200,000
Others	45,100	—	45,100
From Capital Market	1,000,000	500,000(—)	1,500,000
Bond (private)	—	—	—
Bond (public)	1,000,000	500,000(—)	1,500,000
Others	—	—	—
Total	1,045,100	900,000 (200,000)	1,745,100
B.	Funding from overseas

	(Unit: Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	39,749	123(5,080)	34,792
Bond	1,073,391	(30,717)	1,042,674
Equity	—	—	—
Others	—	—	—
Total	1,113,140	123 (35,797)	1,077,466
•	Increase of funding from overseas is due to currency translation losses

•	Decrease of funding from overseas is due to actual repayment at maturity and currency tranlation gains

III. Financial Statements
1.	Summary of Unconsolidated Financial Statements

	(Unit: million won)
Item	The 1H 40th FY	The 39th FY	The 38th FY	The 37th FY	The 36th FY
[Current Assets]	8,204,342	7,870,885	8,399,476	7,741,578	5,327,843
Quick Assets	5,040,798	5,136,181	5,680,632	5,632,896	3,768,583
Inventories	3,163,544	2,734,704	2,718,844	2,108,682	1,559,260
[Fixed Assets]	20,482,126	18,491,988	15,807,474	13,625,482	13,078,757
Investments Assets	7,392,335	5,658,395	4,501,880	3,919,904	3,763,423
Tangible Assets	12,709,939	12,466,116	10,898,679	9,203,062	8,705,192
Intangible Assets	214,024	229,418	277,893	363,244	350,374
Other Assets	165,828	138,059	129,022	139,272	259,768
Total Assets	28,686,468	26,362,873	24,206,950	21,367,060	18,406,600
[Current Liabilities]	2,082,781	1,746,904	3,776,633	3,221,400	2,528,218
[Fixed Liabilities]	3,510,994	2,824,311	919,860	2,035,816	2,920,385
Total Liabilities	5,593,775	4,571,215	4,684,948	5,257,216	5,448,603
[Common Stock]	482,403	482,403	482,403	482,403	482,403
[Capital Surplus]	4,036,500	3,934,588	3,879,300	3,771,283	3,707,587
[Capital Adjustments]	(—)2,457,517	(—)1,670,690	(—)959,205	(—)680,144	(—)838,169
[Accumulated Other Comprehensive Income]	657,742	301,463	(—)65,817	(—)327,837	(—)261,261
[Retained Earnings]	20,373,565	18,743,894	16,173,776	12,864,139	9,867,437
Total Shareholders’ Equity	23,092,693	21,791,658	19,510,457	16,109,844	12,957,997
Total Sales	11,515,624	20,043,409	21,695,044	19,792,478	14,359,329
Operating Profit	2,360,109	3,892,307	5,911,886	5,053,728	3,058,534
Net Income	2,095,228	3,206,605	3,994,565	3,826,016	1,980,572
2.	Items to pay attention for use of Financial Statements
A.	Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.

B.	Any violations against GAAP
(1)	Violations, which need to amend Financial Statements

[None]

(2)	Violations, which are not related with amendment of Financial Statements

[None]
3.	Unconsolidated Financial Statements
A.	Balance Sheet

Refer to the attached the review report as of June 30, 2007

B.	Income Statements

Refer to the attached the review report as of June 30, 2007

C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

D.	The Financial Statement before and after amended in this Fiscal Year

[None]
4.	Consolidated Financial Statements
A.	Summary for the Fiscal Years 2004 through 2006

	(Unit: million won)
	The 39th FY	The 38th FY	The 37th FY
Current Assets	12,236,953	11,640,335	10,487,816
Quick Assets	8,218,748	7,847,741	7,422,294
Inventories	4,018,205	3,792,594	3,065,522
Fixes Assets	18,912,120	15,866,975	13,641,144
Investments Assets	3,711,918	3,141,556	2,704,538
Tangible Assets	14,643,120	12,271,710	10,440,291
Intangible Assets	557,082	453,709	496,315
Total Assets	31,149,073	27,507,310	24,128,960
Current Liabilities	5,082,295	5,881,563	4,995,018
Fixed Liabilities	3,665,036	1,758,831	2,747,886
Total Liabilities	8,747,331	7,640,394	7,742,904
Minority Interest	489,208	386,766	307,891
Common Stock	482,403	482,403	482,403
Capital Surplus	4,035,272	3,991,409	3,895,378

	(Unit: million won)
	The 39th FY	The 38th FY	The 37th FY
Retained Earnings	18,863,333	16,168,892	12,851,118
Capital Adjustments	(—)1,468,474	(—)1,153,698	(—)1,150,734
Total Shareholders’ Equity	22,401,742	19,873,677	16,386,056
Total Sales	25,842,326	26,301,788	23,973,053
Operating Income	4,389,147	6,083,276	5,319,420
Ordinary Profit	4,284,592	5,488,189	5,339,522
Total Net Profit	3,362,641	4,014,600	3,841,264
Consolidated Net Profit	3,314,181	4,022,492	3,814,225
Number of Consolidated Companies	52	47	38
B.	Items to pay attention for use of Financial Statements
(1)	Principles for preparation of Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C.	Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 39th Consolidated Financial Statements as of December 31, 2006

(2)	Consolidated Income Statements

Refer to the 39th Consolidated Financial Statements as of December 31, 2006
5.	Divisional Financial Status
A.	Divisional Financial Information

[None]

B.	Regional Financial Information

[None]
6.	Financial Statement before and after consolidation
A.	The Overview of Consolidation

[None]

B.	Financial Statement before and after Consolidation

[None]

C.	Issues related Consolidation

[None]

IV. Current Situation on Corporate Governance and Company Affiliates
1.	Overview of Corporate Governance
A.	Board of Directors
(1)	Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our Executive Directors and nine directors who are to be Independent Non-Executive Directors. Our shareholders elect both the Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications. Also, candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisting of three Independent Non-Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for executive directors and independent non-executive directors to the Director Recommendation Committee.

Our board of directors maintains the following six special committees:
—	Director Candidate Recommendation Committee;

—	Evaluation and Compensation Committee;

—	Finance and Operation Committee;

—	Executive Management Committee;

—	Audit Committee; and

—	Insider Trading Committee.

☐	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 independent non-executive director 1 executive directors	Park, Young-Ju Suh, Yoon-Suk Park, Won-Soon Yoon, Seok-Man	— Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
— Advance screening for nominating representative director, members of special committee(s)

Evaluation and Compensation Committee	4 independent non-executive directors	Jun, Kwang-woo Sun, Wook Ahn, Charles Huh, Sung-Kwan	— To establish management succession and development plans
— To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
— To pre-deliberate on remuneration and retirement allowance of directors and executives officers

Category	Composition	Directors	Major functions
Finance and Operation Committee	3 independent non-executive directors 2 executive directors	Huh, Sung-Kwan Park, Young-Ju Park, Won-Soon Yoon, Seok-Man Lee,Dong-Hee	— Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
— Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 independent non-executive directors	Suh, Yoon-Suk Kim E. Han Jeffrey D. Jones Sun, Wook	— Audit of corporate accounting and business operations — Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 independent non-executive directors	Suh, Yoon-Suk Kim E. Han Jeffrey D. Jones Sun, Wook	— Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
— Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
— Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Executive Management Committee	6 executive directors	Lee,Ku-Taek Yoon,Seok-Man Lee,Youn Chung,Joon-Yang Cho,Soung-Sik Lee,Dong-Hee	— Advance deliberation on and approval of in-house investment schemes
— Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
— Deliberation of Important subjects on working policy, and changes to welfare
(2)	Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

¡	Composition of the Director Candidate Recommendation Committee

Park, Young-Ju (Chairman)	Independent Non-Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
— Independent non-executive director (3), Executive directors (1): Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

Suh, Yoon-Suk (member)	Independent Non-Executive Director

Park, Won-Soon (member)	Independent Non-Executive Director

Yoon, Seok-Man (member)	Executive Director
(3)	List of outside directors

Name	Experience	Relation with majority shareholder	Remarks
Kim , E. Han	— Distinguished Professor at University of Michigan
— Former advisory professor of the Korea Stock Exchange
	(MBA at Cornnel University, Ph.D. in business administration from State University of New York)	None	Chairman of BoD

Park, Young-Ju	— CEO and President of Eagon Co. — Vice-President of the Federation of Korean Industries(FKI)	″	—

Jun, Kwang-woo	— President of Deloitte Korea — Former Vice-President of Woori Finance Group	″	—

Jeffrey D. Jones	— Attorney-at-law at Kim&Jang Law Office — Former Chairman of the American Chamber of Commerce in Korea	″	—

Suh, Yoon-Suk	— Professor at Ewha Womans’ Univ. — Former Dean of Graduate School of Business School at Ewha Womans’ Univ.	″	—

Park,Won-Soon	— Standing Director of the Hope Institute — Standing Director of the Beautiful Foundation	″	—

Sun, Wook	— Full-time counsellor, Samsung SDI — Former President & CEO, Samsung Human Resources Development Center	″	—

Ahn, Charles	— Chairman of Board of Director, AnLab Inc. — Former president & CEO, AhnLab, Inc.	″	—

Name	Experience	Relation with majority shareholder	Remarks
Huh,Sung-Kwan	— Former President Gwangju Institute Science & Technology — Former Minister of Gov’t Administration & Home Affairs	″	—
(4)	Whether a director is covered by damage liability insurance or not

Name	Accumulated Payment (including this half-year)	Ceiling of Insurance	Remarks
All directors	2.94 billion won	50 billion won	— Since Feb. 22, 1999
•	List of key activities of the Board of Directors (Jan. 1, 2007 — July 20, 2007)

Session	Date	Agenda	Approval
2007-1	Jan.11	1. Approval of Financial Statements for the 39th Fiscal Year & Convening Schedule of the 39th Annual General Meeting of Shareholders
2. Investment Plan of Exploration Business in Uzbek
3. Plan of Acquisition shares in Thainox
4. Revision of the Cold Roll Plant Investment in Vietnam
5. Installation of EGL at Pohang Works
6. Contribution Plan for POSCO Educational Foundation
7. Proposal of the Long-term Incentive Plan for Directors
		8. Operation Plan of CEO Candidate Recommendation Committee	All 8 cases Approved (Agenda 7. Approved after modification)

2007-2	Feb.6	1. Agenda for the 39th Ordinary General Meeting of Shareholders
2. Executive Director Candidate Recommendation
3. Plan for Share Buyback
4. Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities
5. Investment in POSAM for Joint Business of API Spiral Pipe in America
6. Investment in Seah Steel
		7. Investment in Taihan ST	All 7 cases Approved

2007-3	Feb.23	1. Appointment of Chairman of Board of Directors 2. Appointment of Special Committee Members 3. Appointment of CEO and Approval of Designation of Position for Executive Officers	All 3 cases Approved

2007-4	April.26	1. Domestic Bond Issue (Public)
2. Contribution Plan for POSCO Educational Foundation
3. Treasury Stock Specific Money Trust Contract Renewal
4. Investment in Hyundai Heavy Industries
5. Equity Purchase of Union Steel and Equity Disposal of Pohang Coated Steel
		6. Capacity Extension of Grain-oriented Electrical Steel	All 6 cases Approved

Session	Date	Agenda	Approval
2007-5	July 20	1. FY 2007 Interim Dividend Payout
2. Adjustment on Total ADR Threshold Limit
3. Investment in New facilities: Increasing the Plate Production Capacity
		4. Investment in New facilities: Improvement of EAF in Mini Mill and Development of CEM Process	All 4 cases Approved (Agenda 1. Approved after modification)
¡	Major activities of outside directors on the Board of Directors (Jan. 1, 2007 — July 20, 2007)

Session	Date	Number of participating outside directors	Remarks
2007-1	Jan.11	8persons	—
2007-2	Feb.6	9persons	—
2007-3	Feb.23	9persons	—
2007-4	Apr.26	7persons	—
2007-5	July 20	8persons	—
5)	Composition of committees and their activities (Jan. 1, 2007 — July 20, 2007)

¡	Major activities of Director Candidate Recommendation Committee

Session	Date	Agenda	Approval
2007-1	Feb.5	1. Assessment of Qualifications of Executive Director	—
		2. Assessment of Qualifications and Recommendation of Independent Non-Executive Directors	Approved

2007-2	Feb.23	1. Appointment of Special Committee Members	—
		2. Appointment of CEO and Approval of Designation of Position for Executive Officers	—
¡	Major activities of Evaluation and Compensation Committee

Session	Date	Agenda	Approval
2007-1	Jan.11	Evaluation of ’06 Management Result	—

2007-2	Feb.5	Evaluation of Recent 4Years’ Management Results	—
¡	Major activities of Finance and Operation Committee

Session	Date	Agenda	Approval
2007-1	Jan.10	4cases including Investment Plan of Exploration Business in Uzbek	—

2007-2	Feb.6	3cases including Investment in POSAM for Joint Business of API Spiral Pipe in America	—

2007-3	Apr.26	Domestic Bond Issue (Public)	—
		Investment in Hyundai Heavy Industries	—
		Equity Purchase of Union Steel and Equity Disposal of Pohang Coated Steel	—
		Donation Plan to Korea Society	Approved

¡	Major activities of Insider Trading Committee

Session	Date	Agenda	Approval
2007-1	Jan.10	Fair Trading Program Operating Result and Plan	—

2007-2	Apr.26	Contribution Plan for POSCO Educational Foundation	—
		Transfer of Intangible Assets relating to Technical Development of Fuel Cells	Disapproved

2007-3	July 20	Transfer of Intangible Assets relating to Technical Development of Fuel Cells	Approved
☐	Contribution Plan for POSCO Educational Foundation: Refer to 6-K (April 26, 2007)

¡	Major activities of Executive Management Committee

Session	Date	Agenda	Approval
2007-1	Jan.30	Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities	Approved

2007-2	Feb.27	Capacity Expansion of #2 CR PCM at Gwangyang Works Construction of STS Laboratory Building	Approved Approved

2007-3	Mar.27	1st Relining of No.4 Blast Furnace in Gwangyang Works Improving Steel Making Process for Minimill in Gwangyang Works Automation of 3rd Phase Coil Crane in Gwangyang Works	Approved Disapproved Approved

2007-4	Apr.19	Establish Chongqing Processing Center in China
Establish CR Processing Center in Vietnam
Replace Old Facilities in No.1 HR Mill in Gwangyang Works
		Capacity Expansion of Grain Oriented Electrical Steel Mill	Approved Approved Approved —

2007-5	May 22	Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	Approved

2007-6	July 3	Capacity Improvement of #2 CR CAL in Gwangyang and Pohang Works
Implement of High Speedy CGL in Gwangyang
Quality Complement of #1 HR Facilities in Gwangyang Works
		Development of CEM Process in Mini Mill	Approved Approved Approved Re-examined

2007-7	July 9	Improvement of the Plate Production Capacity Improvement of EAF in Mini Mill and Development of CEM Process	— —
B.	Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are Yoon-Suk Suh (committee chairman), E. Han Kim, Jeffrey D. Jones and Wook Sun.

The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
¡	Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Suh, Yoon-Suk	Professor of the Business School at Ewha Womans’ Univ.	Satisfies requirements in the articles of incorporation	Chairman

Kim E. Han	Distinguished Prof. of University of Michigan

Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea

Sun, Wook	Former President & CEO, Samsung Human Resources Development Center
¡	Major activities of the audit committee (auditors) (Jan. 1, 2007 — July 20, 2007)

Session	Date	Agenda	Approval
2007-1	Jan.10	ο Report Agendas
—Overview of operations of the in-house controlling system in 2006
—Assessment of operations of the external auditors in 2006
—Assessment of Directors and Employees’ Observance of Ethics
		—Reporting of operations of the Internal Audit System for 1H in 2006	Reported (3 members participating)

2007-2	Feb.5	ο Deliberation Agendas
— Assessment of operations of the Internal Audit System in 2006
— Results of the audit of account for the 39th Fiscal Year
ο Report Agendas
— Overview Results of the audit of account for the 39th FY by External Auditor
		— Result of Internal Audit in 2005 and Operating Plan in 2006	Approved

2007-3	Feb.23	ο Deliberation Agenda — Appointment of Internal Audit Manager	Approved

Session	Date	Agenda	Approval
2007-4	Apr.26	ο Deliberation Agenda
— Approval of audit and not-audit service of affiliated Company Outside
ο Report Agendas
— Results of the audit of account for the 1Q 40th Fiscal Year
		— Reporting the 2006 fiscal year results of the audit of Consolidated and US GAAP finance statements	Approved (3 members participating)

2007-5	July 20	ο Report Agendas — Results of the audit of account for the 1H 40th Fiscal Year — Overview and Report of operations of the in-house controlling system in 1H 40th Fiscal Year	—
C.	Voting Rights by Shareholders
(1)	Whether to Adopt the Cumulative Voting System

☐	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.

(2)	Whether to Adopt Voting by Mail

☐	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3)	Execution of Voting Rights by Minority Shareholders

[None]
D.	Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Category	Total payment (1H 2007)	Ceiling amount approved at shareholders Meeting	Average payment per person (1H 2007)	Remarks
Executive Director	1,829million won	6 billion won	305million won

Independent Non-Executive Director	246million won		27million won	Including 4 members of Audit Committee

Total	2,075million won		138million won

(2)	List of Stock Options Presented to Executives

	(As of June 30, 2007)
		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Jul 23, 2001	Ku-Take Lee	45,184	24,518	20,666	July 24, 2003 ~July 23, 2008	KRW 98,900
	Tae-Hyun Hwang	9,037	8,653	384
	Dong-Jin Kim	9,037	7,903	1,134
	Chin-Choon Kim	9,037	8,037	1,000
	Youn Lee	9,037	903	8,134
	Seong-Sik Cho	9,037	5,903	3,134
	Jong-Tae Choi	9,037	4,903	4,134
	Hwang-Kyu Hwang	9,037	9,037	0
	Jae-Young Chung	2,259	0	2,259
	Jong-Won Lim	2,259	0	2,259
	Samuel F. Chevalier	2,259	2,259	0
	Woo-Hee Park	2,259	1,200	1,059

Apr. 27, 2002	Joon Yang Chung	9,316	3,931	5,385	April 28, 2004 ~ April 27,2009	KRW 136,400
	Chang-Ho Kim	9,316	931	8,385
	Nam Suk Hur	9,316	5,316	4,000
	Chang-Kwan Oh	9,316	3,931	5,385

Sep.18, 2002	Suk-Man Youn	11,179	4,000	7,179	Sep. 19, 2004 ~Sep. 18, 2009	KRW 116,100
	Young-Tae Keon	9,316	931	8,385

Apr. 26, 2003	Kyeong-Ryul Ryoo	4,802	2,920	1,882	April 27, 2005 ~April 26, 2010	KRW102,900
	Kim,E. Han	2,401	0	2,401
	Dong-Jin Kim	1,921	192	1,729
	Tae-Hyun Hwang	1,921	192	1,729
	Youn Lee	1,921	192	1,729
	Seong-Sik Cho	1,921	192	1,729
	Jong-Tae Choi	1,921	192	1,729
	Hyun-Shik,Chang	9,604	960	8,644
	Oh-Joon, Kwon	9,604	5,604	4,000
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	8,272	1,332
	Dong-Hee, Lee	9,604	960	8,644
	Sang-Young, Lee	9,604	5,460	4,144
	Hyun-Uck, Sung	9,604	4,960	4,644
	Han-Yong,Park	9,604	5,282	4,322

Jul. 23, 2004	Ku-Taek Lee	49,000	0	49,000	July 24, 2006 ~July 23, 2011	KRW 151,700
	Chang-Oh Kang	24,500	4,500	20,000
	Kwang-Woong Choi	1,960	1,960	0
	Kyeong-Ryul Ryoo	4,900	0	4,900
	Suk-Man Youn	7,840	0	7,840
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	0	7,840
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862
	Kwang Woo Jun	1,862	0	1,862
	Jeffery D Jones	1,862	0	1,862
	Yoon Suk Suh	1,862	0	1,862
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Young Suk Lee	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Kun Soo Lee	9,800	0	9,800
	Ki Chul Shin	9,800	0	9,800
	Kee Yeoung Park	9,800	0	9,800
	Kyu Jeong Lee	9,800	0	9,800
	Byung Ki Jang	9,800	1,800	8,000

	(As of June 30, 2007)
		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Apr. 28, 2005	Sang Ho Kim	12,000	12,000	0	April 29, 2007 ~April 28, 2012	KRW 194,900
	Jong Doo Choi	2,000	0	2,000
	Nam Suk Hur	2,000	0	2,000
	Jong Hai Won	10,000	0	10,000
	Tae Man Kim	10,000	0	10,000
	Jun Gil Cho	10,000	0	10,000
	Kwang Jae Yoo	10,000	0	10,000
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Yong Won Yoon	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000

Total		573,106	160,954	412,152
•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

POSCO
Non-Consolidated Balance Sheets
June 30, 2007 and December 31, 2006
(Unaudited)

(in millions of Korean won)	2007		2006

Assets
Current assets
Cash and cash equivalents	~~W~~	415,478	~~W~~	512,421
Short-term financial instruments (Note 3)		1,039,378		626,446
Trading securities (Note 6)		1,302,819		1,922,457
Current portion of held-to-maturity securities (Note 7)		191,942		151,983
Trade accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 25)		1,937,896		1,803,742
Inventories, net (Note 5)		3,163,544		2,734,704
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 25)		94,433		93,183
Other current assets (Note 10)		58,852		25,949

Total current assets		8,204,342		7,870,885
Property, plant and equipment, net (Notes 8 and 26)		12,709,939		12,466,116
Investment securities, net (Notes 7 and 15)		7,392,288		5,658,351
Intangible assets, net (Notes 9 and 26)		214,024		229,418
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (Note 4)		23,900		22,572
Long-term financial instruments (Note 3)		47		45
Other long-term assets (Note 10)		141,928		115,486

Total assets	~~W~~	28,686,468	~~W~~	26,362,873

POSCO
Non-Consolidated Balance Sheets
June 30, 2007 and December 31, 2006
(Unaudited)

(in millions of Korean won)	2007		2006

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 25)	~~W~~	568,256	~~W~~	519,682
Short-term borrowings (Note 11)		200,000		—
Current portion of long-term debts, net of discount on debentures issued (Notes 11 and 12)		10,324		10,298
Accrued expenses		97,020		200,096
Other accounts and notes payable (Note 25)		405,686		309,465
Withholdings		32,103		24,045
Income tax payable		670,768		567,559
Other current liabilities (Notes 14 and 23)		98,624		115,759

Total current liabilities		2,082,781		1,746,904
Long-term debts, net of current portion and discount on debentures issued (Note 12)		2,599,058		2,135,273
Accrued severance benefits, net (Note 13)		218,449		224,282
Deferred income tax liabilities (Note 23)		540,147		384,242
Other long-term liabilities (Note 14)		153,340		80,514

Total liabilities		5,593,775		4,571,215

Commitments and contingencies (Note 15)

Shareholders’ equity
Capital stock		482,403		482,403
Capital surplus (Note 16)		4,036,500		3,934,588
Capital adjustment (Note 18)		(2,457,517)		(1,670,690)
Accumulated other comprehensive income (Note 19)		657,742		301,463
Retained earnings (Note 17)		20,373,565		18,743,894

Total shareholders’ equity		23,092,693		21,791,658

Total liabilities and shareholders’ equity	~~W~~	28,686,468	~~W~~	26,362,873

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Income
Three-Month and Six-Month Periods Ended June 30, 2007 and 2006
(Unaudited)

	For the three-month periods				For the six-month periods
(in millions of Korean won,	ended June 30				ended June 30
except per share amounts)	2007		2006		2007		2006

Sales (Notes 25 and 26)	~~W~~	5,814,619	~~W~~	4,672,403	~~W~~	11,515,624	~~W~~	9,336,134
Cost of goods sold (Notes 21 and 25)		4,244,265		3,473,280		8,514,419		7,078,049

Gross profit		1,570,354		1,199,123		3,001,205		2,258,085
Selling and administrative expenses (Note 22)		322,893		257,659		641,096		526,678

Operating profit		1,247,461		941,464		2,360,109		1,731,407

Non-operating income
Interest income		24,913		18,137		48,922		34,331
Dividend income		10,723		11,145		43,047		50,060
Gain on valuation of trading securities		—		—		7,678		9,031
Gain on disposal of trading securities		16,622		21,929		27,976		34,312
Gain on disposal of property, plant and equipment		2,717		5,797		6,570		9,575
Gain on foreign currency transactions		14,398		18,910		32,696		52,804
Gain on foreign currency translation		52,375		8,381		32,669		34,272
Equity in earnings of investees (Note 7)		199,297		61,466		404,641		139,330
Reversal of allowance for doubtful accounts		—		557		—		855
Others		15,173		28,189		47,369		47,629

		336,218		174,511		651,568		412,199

Non-operating expenses
Interest expense		25,904		20,270		46,544		33,843
Other bad debt expense		92		14,239		3,119		14,239
Loss on foreign currency transactions		16,886		20,513		36,299		45,232
Loss on foreign currency translation		—		10,782		888		23,052
Donations		22,222		22,358		89,284		82,385
Loss on disposal of property, plant and equipment		14,338		24,522		21,174		36,491
Loss on disposal of investments		—		65,186		—		65,269
Equity in losses of investees (Note 7)		11,125		19,709		28,299		12,981
Others		25,107		21,071		39,668		46,164

		115,674		218,650		265,275		359,656

Income before income taxes		1,468,005		897,325		2,746,402		1,783,950
Income tax expense (Note 23)		355,081		181,627		651,174		355,002

Net income	~~W~~	1,112,924	~~W~~	715,698	~~W~~	2,095,228	~~W~~	1,428,948

Per Share Data (in Korean won) (Note 24)
Basic and diluted earnings per share	~~W~~	14,721	~~W~~	9,031	~~W~~	27,463	~~W~~	17,937
The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Six-Month Periods Ended June 30, 2007 and 2006
(Unaudited)

(in millions of Korean won)	2007		2006

Cash flows from operating activities
Net income	~~W~~	2,095,228	~~W~~	1,428,948

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		813,788		738,145
Accrual of severance benefits		64,177		21,143
Gain on valuation of trading securities		(7,678)		(9,016)
Gain on disposal of trading securities		(27,976)		(34,312)
Loss on disposal of investments		—		65,269
Impairment loss on investments		—		50
Loss on disposal of property, plant and equipment, net		14,604		26,916
Loss on derivative transactions		7,556		4,222
Equity in earnings of investees, net		(376,342)		(126,349)
Stock compensation expense		65,621		20,946
Gain on foreign currency translation, net		(32,017)		(22,304)
Interest expense		1,455		1,564
Interest income		(1,441)		(1,839)
Welfare		2,402		—
Others		11,345		32,210

		535,494		716,645

Decrease(increase) in trade accounts and notes receivable		(142,440)		574,445
Decrease(increase) in other accounts and notes receivable		(3,810)		9,116
Increase in accrued income		(373)		(8,493)
Increase in prepaid expenses		(34,059)		(29,959)
Decrease(increase) in inventories		(428,839)		259,131
Decrease(increase) in trade accounts and notes payable		49,074		(22,883)
Increase in other accounts and notes payable		96,341		11,578
Decrease in accrued expenses		(103,075)		(505,386)
Increase(decrease) in income tax payable		64,553		(959,867)
Payment of severance benefits		(11,548)		(12,292)
Transfers from the National Pension Fund		—		9
Increase(decrease) in income tax expense due to changes in deferred income tax assets and liabilities		(5,838)		147,078
Decrease(increase) in retirement insurance deposits		(59,456)		3,698
Others		90,564		33,343

		(488,906)		(500,482)

Net cash provided by operating activities		2,141,816		1,645,111

POSCO
Non-Consolidated Statements of Cash Flows
Six-Month Periods Ended June 30, 2007 and 2006
(Unaudited)

(in millions of Korean won)	2007		2006

Cash flows from investing activities
Disposal of short-term financial instruments		435,030		308,274
Disposal of trading securities		5,240,292		7,534,806
Disposal of current portion of available-for-sale securities		—		30,710
Disposal of available-for-sale securities		—		120,693
Disposal of property, plant and equipment		23,513		10,968
Acquisition of short-term financial instruments		(847,962)		(597,727)
Acquisition of trading securities		(4,585,000)		(6,027,500)
Acquisition of available-for-sale securities		(882,048)		(11,683)
Acquisition of equity method investments		(138,299)		(320,045)
Acquisition of held-to-maturity securities		—		(19,999)
Acquisition of other investments		(12,651)		(2,124)
Acquisition of property, plant and equipment		(1,061,190)		(2,018,375)
Acquisition of intangible assets		(19,042)		(10,188)
Others		32,896		(29,104)

Net cash used in investing activities		(1,814,461)		(1,031,294)

Cash flows from financing activities
Proceeds from short-term borrowings		200,000		95,358
Proceeds from debentures		497,952		1,201,836
Proceeds from disposal of treasury stock		342,434		—
Acquisition of treasury stock		(988,693)		(600,232)
Repayment of current maturities of long-term debts		(5,149)		(463,370)
Payment of cash dividends		(465,558)		(480,925)
Others		(5,284)		(597)

Net cash used in financing activities		(424,298)		(247,930)

Net increase (decrease) in cash and cash equivalents		(96,943)		365,887
Cash and cash equivalents
Beginning of the period		512,421		249,638

End of the period	~~W~~	415,478	~~W~~	615,525

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statement of Changes in Shareholders’ Equity
Six-Month Period Ended June 30, 2007
(Unaudited)

	Common		Capital		Capital		Accumulated Other		Retained
(in millions of Korean won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2007	~~W~~	482,403	~~W~~	3,934,588	~~W~~	(1,670,690)	~~W~~	301,463	~~W~~	18,743,894	~~W~~	21,791,658
Dividends		—		—		—		—		(465,557)		(465,557)

Appropriated retained earnings		—		—		—		—		18,278,337		18,278,337

Net income for the period		—		—		—		—		2,095,228		2,095,228
Change in treasury stock		—		101,912		(786,827)		—		—		(684,915)
Changes in valuation gain and loss on available-for-sale securities		—		—		—		311,987		—		311,987
Changes in valuation gain and loss of equity-method investments		—		—		—		44,292		—		44,292

Balance as of June 30, 2007	~~W~~	482,403	~~W~~	4,036,500	~~W~~	(2,457,517)	~~W~~	657,742	~~W~~	20,373,565	~~W~~	23,092,693

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and seven liaison offices overseas.

As of June 30, 2007, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows or changes in shareholders’ equity, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

And as SKFAS Nos. 11, 21, 22 and 23 became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements for the six-month period ended June 30,
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
2007. The statement of changes in shareholders’ equity has been prepared only for the six-month period ended June 30, 2007, in accordance with SKFAS No. 21. As a result of early adoption of SKFAS No. 2, statements of cash flows and changes in shareholders’ equity are presented only for six-month periods ended June 30, 2007 and 2006, and for six-month period ended June 30, 2007, respectively.

3.	Cash and Cash Equivalents, and Financial Instruments

As of June 30, 2007, in relation to government appropriated projects, the short-term financial instruments amounting to ~~W~~5,152 million are subject to withdrawal restrictions. In relation to long-term financial instruments, the Company is required to provide collateral deposits amounting to ~~W~~47 million to open checking accounts and accordingly; the withdrawal of these deposits is also restricted.

4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007		2006

Trade accounts and notes receivable	~~W~~	1,939,448	~~W~~	1,805,728
Less: Allowance for doubtful accounts		(1,552)		(1,986)

	~~W~~	1,937,896	~~W~~	1,803,742

Other accounts and notes receivable	~~W~~	120,878	~~W~~	116,064
Less: Allowance for doubtful accounts		(26,445)		(22,881)

	~~W~~	94,433	~~W~~	93,183

Long-term trade accounts and notes receivable	~~W~~	28,259	~~W~~	28,259
Less: Allowance for doubtful accounts		(4,359)		(5,687)

	~~W~~	23,900	~~W~~	22,572

5.	Inventories

Inventories as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007		2006

Finished goods	~~W~~	447,079	~~W~~	495,569
Semi-finished goods		727,584		686,944
Raw materials		1,244,194		903,433
Materials-in-transit		741,596		645,826
Others		3,091		2,932

		3,163,544		2,734,704
Less: Provision for valuation loss		—		—

	~~W~~	3,163,544	~~W~~	2,734,704

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
6.	Trading Securities

Trading securities as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007				2006
	Acquisition Cost		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	1,295,000	~~W~~	1,302,819	~~W~~	1,302,819	~~W~~	1,922,457

7.	Investment Securities

Investment securities as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Current portion of investment securities Held-to-maturity securities	~~W~~	191,942	~~W~~	151,983

Non-current portion of investment securities
Available-for-sale securities		3,742,107		2,444,580
Held-to-maturity securities		63,386		103,224
Equity-method investments		3,586,795		3,110,547

		7,392,288		5,658,351

	~~W~~	7,584,230	~~W~~	5,810,334

Available-for-sale securities as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)
	2007		2006

Available-for-sale securities
Marketable equity securities	~~W~~	3,571,759	~~W~~	2,297,584
Non-marketable equity securities		169,785		146,495
Investments in bonds		63		1
Investments in capital		500		500

	~~W~~	3,742,107	~~W~~	2,444,580

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
The valuation of equity method investments the six-month period ended June 30, 2007, are as follows:

					Equity in
					Earnings (Losses)			Other Increase
(in millions of Korean won)	Acquisition cost		January 1, 2007		of Investee			(Decrease)[1]	June 30,2007

POSCO E&C	~~W~~	365,789	~~W~~	365,458	~~W~~	131,901	~~W~~	(12,616)	~~W~~	484,743
Posteel Co., Ltd.		113,393		257,192		20,199		2,422		279,813
POSCON Co., Ltd.		49,822		17,826		12,421		(3,105)		27,142
Pohang Steel Co., Ltd.		82,017		163,955		(8,382)		(34,400)		121,173
POSCO Machinery & Engineering Co., Ltd.		17,052		20,974		404		84		21,462
POSDATA Co., Ltd.		52,749		89,160		980		11		90,151
POSCO Research Institute		19,000		22,995		973		—		23,968
Seung Kwang Co., Ltd.		28,408		30,493		(6)		(1)		30,486
POS-AC Co., Ltd.		1,043		—		4,337		—		4,337
POSCO Specialty Steel Co., Ltd.		260,000		433,950		55,365		(4,550)		484,765
POSCO Machinery Co., Ltd.		10,000		17,101		2,721		—		19,822
POSTECH Venture Capital Co., Ltd.		28,500		31,105		4,188		38		35,331
eNtoB Corporation		2,800		3,349		503		1		3,853
POSCO Refractories & Environment (POSREC)		41,210		64,858		3,314		(2,634)		65,538
POSCO Terminal Co., Ltd.		12,750		16,705		287		—		16,992
POSMATE Co., Ltd.		7,233		8,433		1,497		(353)		9,577
Samjung Packing & Aluminum Co., Ltd.		2,714		4,228		1,032		(203)		5,057
POSCO Power Corp.		597,170		611,854		7,112		(3,334)		615,632
SNNC Co., Ltd.		39,200		18,886		(469)		20,132		38,549
Pohang Steel America Corporation. (POSAM)		262,136		90,456		(9,906)		6,551		87,101
POSCO Australia Pty. Ltd. (POSA)		37,352		101,324		9,056		21,405		131,785
POSCO Asia Co., Ltd. (POA)		7,425		18,267		(857)		94		17,504
VSC-POSCO Steel Corporation (VPS)		4,758		3,304		875		(171)		4,008
DALIAN POSCO-CFM Coil Center Co., Ltd.		7,189		3,456		(844)		85		2,697
POS-Tianjin Coil Center Co., Ltd.		653		668		79		20		767
Zhangjiagang Pohang Stainless Steel Co., Ltd.		221,264		263,340		65,720		(7,164)		321,896
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)

					Equity in
					Earnings (Losses)		Other Increase
(in millions of Korean won)	Acquisition cost		January 1, 2007		of Investee		(Decrease)[1]		June 30,2007

Guangdong Pohang Coated Steel Co., Ltd.	~~W~~	26,297	~~W~~	15,124	~~W~~	(829)	~~W~~	589	~~W~~	14,884
POSCO Thailand Co., Ltd.		13,236		5,840		(606)		6,559		11,793
Myanmar-POSCO Co., Ltd.		2,192		—		(970)		3,437		2,467
KOBRASCO		32,950		32,981		14,240		(14,706)		32,515
POSCO Investment Co., Ltd.		53,189		64,862		41		(618)		64,285
Poschrome (Proprietary) Limited		4,859		5,375		(3,747)		(95)		1,533
Guangdong Xingpu Steel Center Co., Ltd.		927		1,199		227		31		1,457
POS-Hyundai Steel Manufacturing India Private Limited.		1,057		921		175		79		1,175
POSVINA Co., Ltd.		1,527		2,060		103		(89)		2,074
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,308		3,844		148		32		4,024
PT POSMI Steel Indonesia		782		829		(39)		(2)		788
Qingdao Pohang Stainless Steel Co., Ltd.		49,733		36,502		14,135		1,080		51,717
POSCO (Suzhou)Automotive Processing Center Co., Ltd.		31,023		18,269		(215)		10,301		28,355
POSCO—China Holding Corp.		165,233		146,254		31,509		7,906		185,669
POSCO—Japan Co., Ltd.		50,558		30,384		17,202		(1,454)		46,132
POSCO—India Private Ltd.		52,627		43,872		—		3,636		47,508
Posco—India Steel Processing Center Private Limited.		9,466		8,340		2,474		745		11,559
POSCO—Vietnam Co., Ltd.		85,920		34,554		(814)		51,403		85,143
POSCO—Foshan Steel Processing Center Co.,Ltd.		9,408		—		1,095		9,418		10,513
POSCO—Mexico Co., Ltd.		14,775		—		(615)		14,846		14,231
POSS Delhi Steel Processing Centre Pvt. Ltd		9,089		—		328		9,586		9,914
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd		6,718		—		—		6,718		6,718
POS-VHPC		8,192		—		—		8,192		8,192

	~~W~~	2,903,693	~~W~~	3,110,547	~~W~~	376,342	~~W~~	99,906	~~W~~	3,586,795

[1] Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

[2] Due to the delay in the closing of June 30, 2007 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available June 30, 2007 financial information, which has not been audited or reviewed.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
8.	Property, Plant and Equipment

Property, plant and equipment as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007		2006

Buildings and structures	~~W~~	5,897,492	~~W~~	5,451,150
Machinery and equipment		23,711,318		22,351,265
Tools		135,069		133,995
Vehicles		165,348		169,982
Furniture and fixtures		148,327		147,142
Leased property under capital leases		11,466		—

		30,069,020		28,253,534
Less: Accumulated depreciation		(20,085,968)		(19,451,261)

		9,983,052		8,802,273

Construction-in-progress		1,874,631		2,811,491

Land		852,256		852,352

	~~W~~	12,709,939	~~W~~	12,466,116

The Company’s expenditures in relation to construction-in-progress for the extension of Coke Plant at Pohang Works and other projects amounted to ~~W~~1,061,190 million as of June 30, 2007.

The changes in the carrying value of property, plant and equipment for the six-month period ended June 30, 2007, are as follows:

(in millions of Korean won)	Beginning										Ending
	Balance		Acquisition		Disposal		Others[1]		Depreciation[2]		Balance

Land	~~W~~	852,352	~~W~~	—	~~W~~	96	~~W~~	—	~~W~~	—	~~W~~	852,256
Buildings		1,848,729		200,584		2,852		2,042		77,111		1,971,392
Structures		1,256,554		273,887		3,360		(20,520)		53,390		1,453,171
Machinery and equipment		5,594,743		1,486,599		98,837		96,795		621,497		6,457,803
Vehicles		32,644		1,096		5,730		5,730		6,185		27,555
Tools		27,707		3,127		2,038		1,966		7,113		23,649
Furniture and fixtures		41,896		3,502		2,973		3,538		7,629		38,334
Leased property under capital leases		—		11,466		—		—		318		11,148
Construction-in-progress		2,811,491		1,061,190		—		(1,998,050)		—		1,874,631

	~~W~~	12,466,116	~~W~~	3,041,451	~~W~~	115,886	~~W~~	(1,908,499)	~~W~~	773,243	~~W~~	12,709,939

[1] Represents asset transfer and other adjustments.

[2] Includes depreciation expenses of assets not in use.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operations committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004. As of June 30, 2007, the Company entered into a contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for US$96 million.

As of June 30, 2007, the book value of idle property, plant and equipment, held for sale and reclassified other investment assets, amounted to ~~W~~87,720 million.

9.	Intangible Assets

Intangible assets, net of amortization, as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Intellectual property rights	~~W~~	981	~~W~~	1,085
Land usage rights		2,285		2,701
Port facilities usage rights		112,007		112,101
Other intangible assets[1]		98,751		113,531

	~~W~~	214,024	~~W~~	229,418

[1] The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
10.	Other Assets

Other assets as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Other current assets
Short-term loans receivable	~~W~~	14	~~W~~	14
Accrued income		16,820		16,448
Prepaid expenses		38,925		4,866
Advancde payment		2,951		4,574
Others		142		47

		58,852		25,949

Other long-term assets
Guarantee deposits		1,007		972
Other investment assets		140,948		114,544

		141,955		115,516
Less: Allowance for doubtful accounts		(27)		(30)

		141,928		115,486

	~~W~~	200,780	~~W~~	141,435

11.	Short-Term Borrowings

Short-term borrowings as of June 30, 2007 and December 31, 2006, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Short-term borrowings
Commercial paper	5.12	~~W~~	200,000	~~W~~	—

Current portion of long-term debts
Foreign currency borrowings in won equivalent	4.60		1,445		1,501
Loans from foreign financial institutions	2.00, LIBOR+0.80		8,879		8,797

			10,324		10,298

		~~W~~	210,324	~~W~~	10,298

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
12.	Long-Term Debts

Long-term debts as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)		2007		2006

Domestic borrowings		~~W~~	45,100	~~W~~	45,100
Foreign currency borrowings			3,612		4,503
Loans from foreign financial institutions			31,180		35,246
Debentures			2,542,674		2,073,391

			2,622,566		2,158,240
Less:	Current portion		(10,324)		(10,298)
	Discount on debentures issued		(13,184)		(12,669)

		~~W~~	2,599,058	~~W~~	2,135,273

Long-term domestic borrowing as of June 30, 2007 and December 31, 2006, is as follows:

(in millions of Korean won)	Annual Interest Rate (%)	2007		2006

Korea Resources Corporation	Representative—Borrowing Rate[1]—2.25	~~W~~	45,100	~~W~~	45,100

Less: Current portion			—		—

		~~W~~	45,100	~~W~~	45,100

[1] The average yield of 3-year government bond is utilized to calculate this rate. The average yield of 3-year government bond is rounded off to the nearest 0.25%.

Long-term foreign currency borrowing as of June 30, 2007 and December 31, 2006 is as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Development Bank of Japan	4.60	~~W~~	3,612	~~W~~	4,503
Less: Current portion			(1,445)		(1,501)

		~~W~~	2,167	~~W~~	3,002

Loans from foreign financial institutions as of June 30, 2007 and December 31, 2006, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Natexis Banques Populaires	2.00	~~W~~	6,921	~~W~~	7,179
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80		24,259		28,067

			31,180		35,246
Less: Current portion			(8,879)		(8,797)

		~~W~~	22,301	~~W~~	26,449

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to ~~W~~6,922 million as of June 30, 2007 (December 31, 2006: ~~W~~7,410 million).

Debentures outstanding as of June 30, 2007 and December 31, 2006, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Domestic debentures	4.66 — 5.26	~~W~~	1,500,000	~~W~~	1,000,000
Samurai Bonds	2.05		376,215		390,915
Euro Bonds	5.88		278,040		278,880
Exchangeable bonds[1]	—		388,419		403,596

			2,542,674		2,073,391
Less:	Current portion		—		—
Discount on debentures issued			(13,184)		(12,669)

		~~W~~	2,529,490	~~W~~	2,060,722

[1] The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co., Ltd. American depository receipts (ADRs).

Details of exchangeable bonds as of June 30, 2007 are as follows:

On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs from 2004 to 2007 were used to purchase additional 1,776,988 ADRs which brought down the exchangeable bond price to JPY3,028.60/ADR. As of June 30, 2007, 1,893,869 shares (17,044,825 ADRs) of SK Telecom were provided as a collateral in relation to the exchangeable bonds.

13.	Accrued Severance Benefits

Accrued severance benefits as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)		2007		2006

Accrued severance benefits		~~W~~	626,068	~~W~~	572,445
Less:	National Pension Fund deposits		(89)		(89)
	Group severance insurance deposits		(407,530)		(348,074)

		~~W~~	218,449	~~W~~	224,282

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
14.	Other Liabilities

Other liabilities as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Other current liabilities
Advances received	~~W~~	34,598	~~W~~	30,038
Unearned revenue		2,101		2,268
Deferred income tax liabilities		34,477		75,824
Others		27,448		7,629

		98,624		115,759

Other long-term liabilities		153,340		80,514

	~~W~~	251,964	~~W~~	196,273

15.	Commitments and Contingencies

As of June 30, 2007, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

				Won Equivalent
	Financial Institution	Amount Guaranteed[1]		(in millions)

Related companies
POSINVEST	Bank of Tokyo-Mitsubishi	US$	42,000,000	~~W~~	53,044
		CNY	116,000,000
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	US$	199,925,000		185,290

					238,334

Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	961		961
The Siam United Steel Co. Ltd.	Japan Bank for International Cooperation	US$	7,681,109		7,119
Zeus	Related creditors	JPY	51,622,000,000		388,419
BX STEEL POSCO Cold	Industrial & Commercial	CNY	125,200,000		30,994
Rolled Sheet Co.,Ltd.	Bank of China and others	US$	17,000,000

					427,493

				~~W~~	665,827

[1] The amounts of guarantees are calculated based on the balance of borrowings as of June 30, 2007.
As of December 31, 2006, the Company had outstanding payment guarantees for related companies and other parties amounting to ~~W~~359,542 million and ~~W~~444,776 million, respectively.

The Company provided government bonds, amounting to ~~W~~31,386 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
As of June 30, 2007, the Company issued two blank promissory notes to Korea Resources Corporation as collaterals for borrowings.
The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of June 30, 2007, 438 million tons of iron ore and 90 million tons of coal remained to be purchased under such long-term contracts.
On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years, which commenced in July 2005. This agreement provides for periodic price adjustments to market price, and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.
The Company has bank overdraft agreements with Woori Bank and six other banks amounting to ~~W~~320,000 million as of June 30, 2007. In addition, the Company entered into a credit purchase loan agreements with Industrial Bank of Korea and seven other banks for credit lines of up to ~~W~~300,000 million and agreements with Woori Bank and four other banks to borrow up to ~~W~~280,000 million in short-term borrowings.
As of June 30, 2007, the Company has agreements with Woori Bank and eight other banks to open letters of credit, documents against acceptance and documents against payment amounting to US$ 510 million and to borrow US$ 90 million in foreign short-term borrowings.
The accounts receivable in foreign currency sold to financial institutions and outstanding as of June 30, 2007, amount to US$ 70 million, for which the Company is contingently liable upon the issuers’ default.
As of June 30, 2007, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses, with respect to the above lease agreements, amounted to ~~W~~2,528 million for the six-month period ended June 30, 2007. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
Year	Amount

2007	~~W~~2,070
2008	3,233
2009	1,633

~~W~~6,936

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
As of June 30, 2007, the Company acquired a ro-ro ship for the exclusive use of carrying plates under finance lease. The 90% of the fair value of the leased asset amounted to ~~W~~11,466 million and is payable over 12 years.

As of June 30, 2007, the Company is a defendant in 13 cases involving domestic claims. The aggregated amounts of domestic claims with the Company as the defendant amounted to approximately ~~W~~2,385 million. The Company believes that although the outcome of these cases is uncertain, they would not result in a material loss for the Company.

16.	Capital Surplus
Capital surplus as of June 30, 2007 and December 31, 2006, consists of the following:

(in millions of Korean won)	2007		2006

Revaluation surplus	~~W~~	3,172,776	~~W~~	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus [1]		399,899		297,987

	~~W~~	4,036,500	~~W~~	3,934,588

[1]	Other capital surplus consists of gain on sale of treasury stock and others.

17.	Retained Earnings
Retained earnings as of June 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Appropriated
Legal reserve	~~W~~	241,202	~~W~~	241,202
Reserve for research and human resource development		1,445,000		1,383,333
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		14,757,500		12,357,500
Appropriated retained earnings for dividends		755,568		569,232

		18,117,570		15,469,567
Unappropriated		2,255,995		3,274,327

	~~W~~	20,373,565	~~W~~	18,743,894

18.	Capital Adjustment
Capital adjustment as of June 30, 2007 and December 31, 2006, mainly represents:

(in millions of Korean won)	2007		2006

Treasury stock	~~W~~	(2,457,517)	~~W~~	(1,670,690)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)

19.	Accumulated Other Comprehensive Income
Accumulated other comprehensive income as of June 30, 2007 and December 31, 2006, consists of the following:

(in millions of Korean won)	2007		2006

Valuation gain on investment securities		892,437		561,819
Valuation loss on investment securities		(273,786)		(255,156)
Capital changes under equity method		127,380		123,275
Negative capital changes under equity method		(88,289)		(128,475)

	~~W~~	657,742	~~W~~	301,463

20.	Stock Appreciation Rights
The Company granted stock appreciation rights to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant
Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise Price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications[1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise Price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	390,004 shares	32,741 shares	4,931 shares	83,595 shares	15,260 shares	12,000 shares
Number of shares outstanding	44,163 shares	23,155 shares	15,564 shares	52,302 shares	198,968 shares	78,000 shares
	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
Exercise Period	- July 23, 2008	- April 27, 2009	- Sept. 18, 2009	- April 26, 2010	- July 23, 2011	- April 28, 2012
[1] The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors dated April 26, 2003, October 17, 2003 and October 22, 2004.

The compensation costs for stock appreciation rights granted to employees and executives for the six-month period ended June 30, 2007, are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Prior periods	~~W~~	46,960	~~W~~	6,819	~~W~~	3,269	~~W~~	19,791	~~W~~	35,160	~~W~~	8,604	~~W~~	120,603
Current period		7,066		3,408		2,291		8,666		30,121		14,069		65,621

	~~W~~	54,026	~~W~~	10,227	~~W~~	5,560	~~W~~	28,457	~~W~~	65,281	~~W~~	22,673	~~W~~	186,224

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)

21.	Cost of Goods Sold
Cost of goods sold for the six-month periods ended June 30, 2007 and 2006, consists of the following:

	For the three-month periods				For the six-month periods
(in millions of Korean won)	ended June 30				ended June 30
	2007		2006		2007		2006
Finished goods, semi-finished goods and by-products, beginning of the period	~~W~~	1,140,553	~~W~~	1,070,518	~~W~~	1,184,913	~~W~~	1,174,267
Total manufacturingcosts		4,295,994		3,395,780		8,487,079		6,838,854
Transfer from other accounts		(15,681)		52,477		18,266		111,090
Finished goods, semi-finished goods and by-products, end of the period		(1,177,150)		(1,046,510)		(1,177,150)		(1,046,510)
Refunded customs duties		(7,619)		(7,905)		(13,998)		(15,249)

Cost of goods sold for finished goods, semi-finished goods and by-products		4,236,097		3,464,360		8,499,110		7,062,452
Others		8,168		8,920		15,309		15,597

	~~W~~	4,244,265	~~W~~	3,473,280	~~W~~	8,514,419	~~W~~	7,078,049

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)

22.	Selling and Administrative Expenses
Selling and administrative expenses for the six-month periods ended June 30, 2007 and 2006, consist of the following:

	For the three-month periods				For the six-month periods
(in millions of Korean won)	ended June 30				ended June 30
	2007		2006		2007		2006

Selling expenses	~~W~~	151,428	~~W~~	131,007	~~W~~	292,662	~~W~~	253,580
Fees and charges		32,865		29,817		61,177		56,546
Salaries and wages		20,697		17,630		41,406		36,359
Advertising		21,833		17,811		42,186		38,710
Research and development		5,089		6,702		18,920		15,385
Depreciation (Notes 8 and 26)		9,059		6,667		16,967		13,644
Rent		5,477		7,348		11,183		14,613
Welfare		16,431		12,459		33,230		27,210
Provision for severance benefits		3,723		1,170		11,406		6,061
Supplies		404		437		3,069		2,598
Travel		3,636		3,152		6,504		5,663
Training		5,735		3,213		8,938		6,475
Repairs		2,101		2,735		4,222		4,555
Communications		1,620		1,506		3,178		3,047
Vehicle expenses		1,278		1,133		2,551		2,230
Taxes and public dues		951		740		1,924		1,511
Entertainment		1,175		738		1,947		1,392
Subscriptions and printing		638		677		1,256		1,100
Utilities		315		265		614		589
Insurance		1,215		1,209		2,236		1,840
Stock compensation expense (Note 20)		32,207		4,564		65,621		20,946
Others		5,016		6,679		9,899		12,624

	~~W~~	322,893	~~W~~	257,659	~~W~~	641,096	~~W~~	526,678

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)

23.	Income Taxes
The statutory income tax rate applicable to the Company, including resident tax surcharges, is 27.5%.

Income tax expense for the six-month periods ended June 30, 2007 and 2006, consists of the following:

(in millions of Korean won)	2007		2006

Current income taxes	~~W~~	683,581	~~W~~	329,834
Deferred income taxes		114,732		100,100
Items charged directly to shareholders’ equity		(147,139)		(74,932)

	~~W~~	651,174	~~W~~	355,002

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the six-month periods ended June 30, 2007 and 2006:

(in millions of Korean won)	2007		2006

Net income before income tax expense	~~W~~	2,746,402	~~W~~	1,783,950
Statutory tax rate (%)		16.5/27.5		16.5/27.5

Income tax expense computed at statutory rate		755,250		490,576
Tax credit		(75,715)		(110,014)
Others, net		(28,361)		(25,560)

Income tax expense	~~W~~	651,174	~~W~~	355,002

Effective rate (%)		23.71		19.90

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
Components of deferred income taxes as of June 30, 2007 and December 31, 2006, are as follows:

			Increase
(in millions of Korean won)	December 31, 2006[1]		(Decrease)		June 30, 2007

Reserve for special repairs	~~W~~	(110,931)	~~W~~	2,533	~~W~~	(108,398)
Allowance for doubtful accounts		1,472		478		1,950
Reserve for technology developments		(397,375)		51,333		(346,042)
Dividend income from related companies		83,644		16,376		100,020
Depreciation expense		(637)		(19,824)		(20,461)
Gain on valuation of equity method investments		(168,249)		(102,472)		(270,721)
Prepaid expenses		11,554		8,549		20,103
Impairment loss on property, plant and equipment		129,264		(7,330)		121,934
Others		137,147		44,109		181,256

		(314,111)		(6,248)		(320,359)

Capital changes under equity method		(29,460)		9,855		(19,605)
Gain on valuation of investment securities		(213,104)		(125,406)		(338,510)
Loss on valuation of investment securities		96,783		7,067		103,850

	~~W~~	(459,892)	~~W~~	(114,732)	~~W~~	(574,624)

[1] The income tax effect of temporary differences and the deferred income tax assets(liabilities) as of December 31, 2006, reflected the effect of tax assessment for the year ended December 31, 2006.
In relation to the valuation on equity method, among temporary differences, if the Company is unlikely to dispose of investees’ shares or receive dividend within five years, the income tax effect is not recognized since it is more likely that the deferred tax asset will not be realized.

The financial statements as of December 31, 2006, reflect the early adoption of the Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2, ‘Accounting treatment for taxable temporary differences associated with investments in subsidiaries, associates, and interest in joint ventures’. The financial statements for the six-month period ended June 30, 2006, have been restated to reflect the changes in accordance with SKFAS No.1.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
The adjustments to reflect the change in accounting policy for the three-month and six-month periods ended June 30, 2006, are as follows.

	For the three month period ended June 30, 2006
(in millions of Korean won)	As reported		Adjustments		After Adjustment

Income tax expense	~~W~~	187,647	~~W~~	(6,020)	~~W~~	181,627
Net income		709,678		6,020		715,698

	For the six month period ended June 30, 2006
(in millions of Korean won)	As reported		Adjustments		After Adjustment

Income tax expense	~~W~~	392,841	~~W~~	(37,839)	~~W~~	355,002
Net income		1,391,109		37,839		1,428,948
24.	Earnings Per Share

Basic earnings and basic ordinary income per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

For the six-month
period ended
Period	June 30, 2007

Weighted-average number of common shares issued[1]	87,186,835
Weighted-average number of treasury shares[2]	10,893,737
Weighted-average number of common shares outstanding	76,293,098
[1] No change for the six-month period ended June 30, 2007.

[2] Frequent changes due to acquisition and disposition of treasury shares for the six-month period ended June 30, 2007.

Earnings per share is calculated as follows:

(in millions of Korean won, except per share amounts)
	For the three-month		For the three-month		For the six-month
	period ended		period ended		period ended
	March 31, 2007		June 30, 2007		June 30, 2007

Net ordinary income	~~W~~	982,305	~~W~~	1,112,924	~~W~~	2,095,228
Weighted-average number of common shares outstanding		76,992,113		75,601,763		76,293,098

Earnings Per Share	~~W~~	12,795	~~W~~	14,721	~~W~~	27,463

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)

(in millions of Korean won, except per share amounts)
	For the three-month		For the three-month		For the six-month
	period ended		period ended		period ended
	March 31, 2006[1]		June 30, 2006[1]		June 30, 2006[1]

Net ordinary income	~~W~~	713,250	~~W~~	715,698	~~W~~	1,428,948
Weighted-average number of common shares outstanding		80,090,770		79,245,304		79,665,702

Earnings Per Share	~~W~~	8,906	~~W~~	9,031	~~W~~	17,937

[1] The financial statements as of and for the period ended June 30, 2006, have been restated to reflect the changes to conform with Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2.
Earnings per share for the period ended December 31, 2006, is ~~W~~40,748.
Diluted earnings per share
Diluted earnings per share for the six-month periods ended June 30, 2007 and 2006, are identical to the basic earnings per share, since there is no dilutive effect of stock appreciation rights for both periods.
25.	Related Party Transactions

As of June 30, 2007, the subsidiaries of the Company are as follows:

Domestic	POSCO E & C (POSEC), Posteel Co., Ltd., POSCON Co., Ltd., Pohang Coated Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co.,Ltd., POS-AC Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Co., Ltd., POSCO Refractories & Environment (POSREC)., POSCO Terminal Co., Ltd., Posmate Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., Korea Energy Investment Limited, Metapolis Co., Ltd.

Foreign	POSCO America Corp., POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., DALIAN POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd., POSMETAL Co., Ltd., Shanghai Real Estate Development Co., Ltd., IBC Corp., POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO Thailand Co.,Ltd., Zhangjiagang POSHA Steel Port Co., Ltd., POSCO Investment Co., Ltd., Quindao Pohang Stainless Steel Co., Ltd., POSCO (SUZHOU) Automotive Processing Center Co., Ltd., POS-Qingdao Coil Center Co., Ltd., POSCO-China Holding Corp., POS-ORE Pty. Ltd., POSCO Japan Co., Ltd., POSEC-Hawaii Inc., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-GC Pty. Ltd., POS-CD Pty. Ltd., POSCO-India Private Ltd., POS-IPC, POS-MPC, POS-NPC, POS-FPC, Zhangjiagang Pohang Port Co.,Ltd., POSCO-Vietnam Co.,Ltd., POSMMIT Steel Centre SDN BHD(POSMMIT), POSCO-Samsung Delhi Processing Center Co., Ltd., Myanmar-POSCO Steel Co., Ltd., POS-OPC Co., Ltd., POS-NP Pty. Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-Mexico Co., Ltd., POS-VHPC
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
Significant transactions, which occurred in the ordinary course of business, with related parties for the six-month periods ended June 30, 2007 and 2006, and the related account balances as of June 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
	2007		2006		2007		2006		2007.6.30.		2006.12.31		2007.6.30.		2006.12.31

Subsidiaries
POSCO E&C	~~W~~	12,845	~~W~~	2,518	~~W~~	418,690	~~W~~	1,109,826	~~W~~	5,799	~~W~~	7,933	~~W~~	50,688	~~W~~	77,678
Posteel Co., Ltd.		534,360		469,086		96,261		41,849		50,985		69,539		8,964		3,198
POSCON Co., Ltd.		45		68		110,788		119,346		1		1		14,877		18,016
Pohang Coated Steel Co., Ltd.		208,276		146,076		600		395		44,308		41,029		116		94
POSCO Machinery & Engineering Co., Ltd.		25		389		70,370		66,702		1		4		16,092		13,211
POSDATA Co., Ltd.		2,217		1,065		79,034		88,328		—		1		32,584		26,639
POSCO Research Institute		—		—		6,683		9,936		—		—		469		3,766
Seung Kwang Co., Ltd.		—		—		9		6		—		2,034		—		—
POS-AC Co., Ltd.		488		359		12,074		17,214		—		—		3,968		1,177
POSCO Specialty Steel Co., Ltd.		1,622		552		50,446		18,118		—		—		4,440		3,103
POSCO Machinery Co., Ltd.		2,594		1,674		61,822		36,179		209		30		10,816		11,203
Pohang Steel America Corporation (POSAM)		74,679		46,701		—		115		2,357		401		—		—
POSCO Australia Pty. Ltd. (POSA)		7,805		6,307		—		2,235		2,034		—		—		—
POSCO Canada Ltd. (POSCAN)		19		—		27,550		45,107		19		13		8,273		14,166
POSCO Asia Co., Ltd. (POA)		269,951		203,675		60,906		43,532		14,710		20,827		3,637		1,277
IBC		—		—		4		—		13		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		12,476		322,666		—		—		13,300		6		—		—
Guangdong Pohang Coated Steel Co., Ltd.		—		—		—		—		501		—		—		—
POS-THAI Service Steel Co., Ltd.		—		52		—		—		—		—		—		—
POSTECH Venture Capital Co., Ltd.		80		39		—		—		—		—		399		—
POSCO Refractories & Environment (POSREC)		87		102		103,593		108,619		8		9		21,885		23,742
POSCO Terminal Co., Ltd.		5,187		6,410		230		171		967		1,394		55		34
Qingdao Pohang Stainless Steel Co., Ltd.		30,199		126,346		—		81		890		4,305		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		—		—		—		—		—		—		—		—
POSCO QINHDAO Coil Center		2,738		1,605		—		—		730		1,702		—		—
POSCO-Japan Co., Ltd.		456,528		210,526		43,035		34,158		24,745		20,685		197		5,428
Posmate Co., Ltd.		1,198		586		17,382		16,862		—		—		4,187		4,703
Samjung Packing & Aluminum Co., Ltd.		8,214		7,086		116,345		114,428		1,292		1,019		17,886		18,659
POSCO-China Holding Corp.		—		—		465		—		—		—		—		—
POS-IPC		28,912		470		—		—		6,850		1,010		—		—
Equity method investees
KOBRASCO		—		—		36,839		73,409		—		—		—		9,737
POSCHROME		—		—		20,579		16,784		—		—		—		—
eNtoB Corporation		—		—		100,353		63,863		—		—		2,334		1,917
POSVINA		1,650		1,559		—		—		—		—		—		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,049		1,890		—		—		—		—		—		—
SNNC Co., Ltd.		149		—		—		—		—		—		—		—
Significantly influenced entity														—		—
USS — POSCO Industries (UPI)		138,000		192,627		—		—		8		—		—		—
Guangdong Xingpu Steel Center Co., Ltd.		8,277		4,472		—		—		—		2,337		—		—

	~~W~~	1,810,670	~~W~~	1,754,906	~~W~~	1,434,058	~~W~~	2,027,263	~~W~~	169,727	~~W~~	174,279	~~W~~	201,867	~~W~~	237,748

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
[1] Sales and others include sale, non-operating and others; purchases and others include purchase, overhead expense and others.

[2] Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.

For the six-month periods ended June 30, 2007 and 2006, details on compensation for key management officers are as follows:

(in millions of Korean won)
	2007		2006

Salaries and wage	~~W~~	5,028	~~W~~	3,879
Severance benefits		4,736		4,530
Management achievement awards		6,748		3,094
Stock compensation expense		65,621		20,946

Total	~~W~~	82,133	~~W~~	32,449

Key management officers include directors (including non-standing directors) and an internal audit officer who have significant influence and responsibilities in the Company’s business and operations.

26.	Regional Information

The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of June 30, 2007, follows:

	Pohang Mill	Gwangyang Mill
Major Products
Hot roll	HR coil	HR coil
Cold roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil, CR coil and others	—
Semi-finished goods	Slab, Bloom	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, 1~2 Finex	1-5 furnaces
Steel manufacturing	1-2 steel manufacturing	1-2 steel manufacturing,
Continuous Casting	1-3 Continuous Casting	1-2 Continuous Casting
Hot roll	1-2 HR	1-3 HR
Cold roll, Plating	1-2 CR, ETL, EGL	1-4 CR, 1-6 CGL, PGL, 1-2 EGL
Others	HR, Steel plate, STS and others	Mini mill, POL, TWB, Hydro Forming

Number of employees	6,930	6,329
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
Regional financial status as of June 30, 2007 and 2006, and operating results for the six-month periods ended June 30, 2007 and 2006, are as follows:

(in millions of Korean won)
2007	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic	~~W~~	5,081,119	~~W~~	2,875,843	~~W~~	25,205	~~W~~	7,982,167
Export		1,754,879		1,778,578		—		3,533,457

Total	~~W~~	6,835,998	~~W~~	4,654,421	~~W~~	25,205	~~W~~	11,515,624

Property, plant and equipment[2]	~~W~~	7,746,173	~~W~~	4,963,766	~~W~~	—	~~W~~	12,709,939
Intangible assets[2]		140,501		73,523		—		214,024

Total	~~W~~	7,886,674	~~W~~	5,037,289	~~W~~	—	~~W~~	12,923,963

Depreciation and amortization[3]	~~W~~	463,252	~~W~~	350,537	~~W~~	—	~~W~~	813,789

(in millions of Korean won)
2006	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic	~~W~~	3,730,142	~~W~~	2,705,058	~~W~~	22,905	~~W~~	6,458,105
Export		1,293,548		1,584,481		—		2,878,029

Total	~~W~~	5,023,690	~~W~~	4,289,539	~~W~~	22,905	~~W~~	9,336,134

Property, plant and equipment[2]	~~W~~	7,173,478	~~W~~	5,028,516	~~W~~	—	~~W~~	12,201,994
Intangible assets[2]		158,196		93,365		—		251,561

Total	~~W~~	7,331,674	~~W~~	5,121,881	~~W~~	—	~~W~~	12,453,555

Depreciation and amortization[3]	~~W~~	358,396	~~W~~	379,749	~~W~~	—	~~W~~	738,145

[1] No inter-plant transactions between the two plants.

[2] Presented at book value.

[3] Includes depreciation expense for idle assets.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
27.	Comprehensive Income

For the six-month periods ended June 30, 2007 and 2006, comprehensive income consists of:

	For the three-month periods				For the six-month periods
(in millions of Korean won)	ended June 30				ended June 30
	2007		2006 [1]		2007		2006 [1]

Net income
	~~W~~	1,112,924	~~W~~	715,698	~~W~~	2,095,228	~~W~~	1,428,948

Other comprehensive income		188,918		32,487		356,279		74,143
Valuation gains/losses of available-for-sale securities [2]		194,696		33,129		311,987		105,067
Capital change of securities under equity method [3]		(5,778)		(642)		44,292		(30,924)

Comprehensive income	~~W~~	1,301,842	~~W~~	748,185	~~W~~	2,451,507	~~W~~	1,503,091

[1] The financial statements for the three-month and six-month periods ended June 30, 2006, have been restated to reflect the changes to conform with Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2.

[2] The tax effects on valuation gains or losses on available-for-sale securities for the three-month periods ended June 30, 2007 and 2006, were ~~W~~73,850 million and ~~W~~12,566 million, respectively, and for the six-month periods ended June 30, 2007 and 2006, were ~~W~~118,340 million and ~~W~~39,853 million, respectively.

[3] The tax effects on capital change under equity method for the three-month periods ended June 30, 2007 and 2006, were a deduction of ~~W~~22,961 million and ~~W~~1,100 million, and for the six-month periods ended June 30, 2007 and 2006, were a deduction of ~~W~~9,855 million and a deduction of ~~W~~2,692 million, respectively.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2007 and 2006, and December 31, 2006
(Unaudited)
28.	Subsequent Events

The Board of Directors approved the declaration of interim dividends on July 21, 2007. For the six-month period ended June 30, 2006, the Company declared interim dividends in accordance with the resolution of the Board of Directors dated July 21, 2006. Details of interim dividends declared related to the six-month period ended June 30, 2007 and 2006, are as follows:

Interim Cash Dividends
	2007			2006
	Dividend Ratio	Dividend		Dividend Ratio	Dividend
(in million of Korean won)	(%)	Amount		(%)	Amount

Common shares	50	~~W~~	189,541	40	~~W~~	155,561

Details of the dividend payout ratio and dividend yield ratio are as follows:

Dividend Yield Ratio
(in Korean won)	June 30, 2007		June 30, 2006

Interim dividend per share	~~W~~	2,500	~~W~~	2,000
Market price as of balance sheet date		443,500		254,500
Dividend yield ratio		0.56%		0.79%

Dividend Payout Ratio
(in millions of Korean won)	June 30, 2007		June 30, 2006

Interim dividends	~~W~~	189,541	~~W~~	155,561
Net income		2,095,228		1,428,948
Dividend payout ratio		9.05%		10.89%
29.	Reclassification of Prior Period Financial Statements

Certain amounts in the June 30, 2006 and December 31, 2006 financial statements have been reclassified to conform to the June 30, 2007 financial statement presentation in accordance with SKFAS No. 21. These reclassifications have no effect on previously reported net income or shareholders’ equity.
See Report of Independent Accountants